Filed by Petroleum Geo-Services ASA
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Petroleum Geo-Services ASA
Commission File No.: 001-14614

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

Cautionary Statement Regarding Forward-Looking Information

Certain statements herein contained are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS’ and Veritas’ businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company’s shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS’ and Veritas’ businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS’ and Veritas’ filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management’s Discussion and Analysis section, PGS’ most recent Reports on Form 6-K and Veritas’ most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company (“Caymanco”), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. Investors and security holders are urged to read these documents, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents have been posted on PGS’ internet web site with respect to the transaction and are filed herewith pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934:

•	Transcript of prepared remarks of joint PGS/Veritas conference call on November 27, 2001

•	Slide presentation

COMBINATION OF PGS AND VERITAS

NOVEMBER 27, 2001 — 10:00 A.M. ET

Operator:

Good morning ladies and gentleman.   My name is Ken and I will be your conference facilitator. At this time I would like to welcome everyone to the PGS / Veritas analyst teleconference. With us to today, we have Reidar Michaelsen, Chairman and Chief Executive Officer of PGS, and Dave Robson, Chairman and Chief Executive Officer of Veritas. After the speakers’ remarks there will be a question and answer period. If you do have a question at that time you will need to press the 1 followed by the 4 on your push-button phone.

This call is intended for analysts and investors only.

This call is recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

Now, I would like to turn the conference over to Dave Robson. Please go ahead Sir . . . .

Dave Robson, Veritas:

Thank you and welcome to all of our investors, employees, customers and others who may be on this conference call. Our normal earnings release conference call will occur as a separate call immediately following this call. Today, Reidar Michaelsen and I are very pleased to be discussing with you the fact that the boards of Petroleum Geo-Services and Veritas have unanimously approved the signing of a definitive merger agreement. This is a conference call to deal specifically with the merger while our normal earnings call will follow shortly.

Before Reidar and I provide our respective thoughts on the merger, I would like to briefly outline the terms of the transaction. The combined company’s board of directors will be composed of 10 directors, 4 from PGS, including Reidar, 4 from Veritas, including myself, and 2 newly appointed independent directors. The new company, which has not yet been named, will be domiciled in the Cayman Islands, headquartered in Houston and will maintain a significant operating presence in Norway.

PGS shareholders will receive 0.47 shares of common stock for each PGS share they own. And Veritas shareholders will receive one share of common stock of the new holding company for each share of Veritas they own. At inception, PGS shareholders will own approximately 60 percent of the new company and Veritas shareholders will own 40 percent.

The transaction is conditioned, among other things, upon the approval of a majority of Veritas shareholders, as well as customary U.S. and European regulatory approvals. Our merger also requires 90 percent of PGS shareholders to exchange their PGS shares for common stock of the new holding company. The transaction is expected to be tax-free to Veritas shareholders.

At this time I’d like to introduce Larry Worden, the Vice President, General Counsel and Secretary for Veritas DGC who will read the forward-looking statement.

Larry Worden, Veritas DGC:

Before we start the substantive part of the conference call, I’d like to mention that the comments made on this call may contain projections or other forward-looking statements regarding the future of the combined companies. We would caution you that such statements are only predictions and actual events or results may differ materially. We refer you to the recent filings of both companies with the SEC, copies of which may be accessed through the Securities and Exchange Commission’s Web site at www.sec.gov. These documents contain important factors that could cause actual results to differ materially from those contained in the company’s projections or forward-looking statements. We also refer you to the future filings of an exchange offer on Forms S-4 and F-4, which will be submitted for regulatory approval by PGS and Veritas.

Investors are urged to read the Exchange Offer and other relevant documents regarding the merger agreement when they become available because they will contain important information related to PGS, Veritas and the transaction. Investors will be able to obtain these documents, when they become available, as well as other documents filed by PGS and Veritas through the SEC’s web site. These documents will also be made available without charge to all shareholders of both companies by contacting the information agents for the Exchange Offer, as will be designated in the documents that will be distributed to shareholders of both companies.

I’ll now turn the call over to Reidar Michaelsen, Chairman and CEO of PGS, who will serve as chairman and co-CEO of the combined company, with primary responsibility for the production business. We will then hear from Dave Robson, Chairman and CEO of Veritas, who will become vice-chairman and co-CEO of the combined company, with primary responsibility for the geophysical business. We will then have a question-and-answer session.

Reidar Michaelsen, PGS:

Thank you, Larry.   And welcome to all of you joining us today.

First of all, on behalf of PGS and its board of directors, I would like to say that it is a real pleasure to announce that our boards of directors have unanimously approved a definitive merger agreement to combine our two companies in a merger of equals. The combination will create the second-largest company in the geophysical services industry with an equity market capitalization of approximately $1.0 billion and a total enterprise value of approximately $3.5 billion. The transaction is anticipated to be immediately accretive to the combined company’s earnings and cash flow per share.

We think the timing is exactly right, given not only the changes that are occurring within the geophysical industry but also among our customers. We believe that to leverage our future opportunities requires a stronger, expanded and more global presence than our two companies can offer individually. This merger will provide the means to compete more effectively now and in the future—because the combined size and resources of the new company will enable us to be more flexible, deploy assets more quickly to take advantage of market opportunities and provide customers a stronger, and more able competitor.

PGS has been an innovator changing the face of the 3D marine acquisition with the introduction of the Ramform technology and developing new business models, such as Spinnaker, to extract greater value from its assets. In some cases, PGS has been ahead of its time in introducing innovations into the market place. Veritas enjoyed success by being very focused on its core business complemented by a strong financial discipline but needing a new catalyst for future growth. This combination brings together the best of each.

So what will this combined, stronger company look like? In terms of service capabilities, it will have:

•	The largest, newest and most geographically diverse seismic library with over 400,000 square kilometers of modern 3D data

•	A more flexible, technologically advanced and efficient seismic fleet with 21 marine crews

•	It will also have 83,000 channels capable of fielding between 25 and 30 land seismic crews

•	It will have significant leading-edge data processing interpretation and reservoir technologies, including 27 processing centers and 8 data visualization centers

•	Four high-technology, harsh environment floating production, storage and offloading vessels

From the standpoint of financial position and performance, the new company, will have:

•	Approximately $1.5 billion in revenues with a more stable and diversified cash flow stream. More predictable, less-cyclical FPSO revenues will offset the fluctuations of the seismic business.

•	Expected cost savings of at least $35 million annually from the elimination of duplicative operating and G&A functions and by optimizing R&D efforts

•	Improved liquidity and enhanced financial flexibility

Of the approximately $1.5 billion in pro forma annual revenues of the combined company, approximately one-third will be derived from floating production operations. These operations consist of:

•	four FPSOs, or floating production, storage and offloading vessels, and

•	contract production services, such as management and maintenance of process facilities and assets, facilities engineering, and information management systems.

PGS currently has contracts on over 26 production installations, primarily in the North Sea.

We believe there are significant growth opportunities in our FPSO business. The recent trend in the mobile offshore production unit fleet has been toward FPSOs as opposed to semi-submersible and jackup production systems. In fact, the FPSO fleet, which now stands at about

70 vessels worldwide, has grown significantly since the early 1990s and is projected to continue to grow as new markets open up, particularly the Gulf of Mexico. A number of smaller FPSO independents have emerged as outsourcing has grown in favor, and this may lead to further growth opportunities.

The FPSO business has proved to be a stable, less cyclical business for PGS and we believe it is one of the elements that will make this merger a successful one.

I’ll now turn the call over to Dave, who will provide his perspective on our merger.

Dave Robson, Veritas DGC:

Thanks Reidar.

For some time there has been significant discussion about the need for consolidation in this industry. In my discussions with Reidar, it became apparent that we shared a similar philosophy on the challenges facing our industry and a similar vision for the opportunities we would have as a combined company to make a significant impact for the benefit of our customers, our employees and our shareholders.

To capitalize on such an opportunity there must be both a need and a willingness to change. The geophysical industry needs more consolidation to meet the challenges of investing large sums of capital in research and development, in data library, and a never ending series of new technological advances in acquisition and processing technologies and capabilities. At the same time we need to deliver more value to our customers and provide a reasonable return for the total capital entrusted to us.

Veritas enjoys an excellent financial position and a strong focus on selected markets worldwide. But we do not have the critical mass required to optimize our business on a global basis as our customers become larger and more global in their scope of operations. PGS faced the challenge of a highly levered balance sheet but enjoyed the diversification provided by a growing FPSO business to offset the historically cyclical and capital intensive seismic business.

Combined we will have some 10,000+ employees who will be focused on meeting these challenges. Reidar, myself, our boards and our senior management teams are excited about the prospects of making a significant difference in our industry.

This merger will make the company the second largest integrated geophysical provider with an unparalleled ability to serve a global market place. Reidar summarized what we think is an impressive list of our combined operating assets. There are several reasons why these combined capabilities will vastly improve our competitive posture globally:

•	One: We will be able to optimize the deployment of more assets in more regions. This will reduce mobilization costs, allow us to focus the right assets, the right people on the right jobs and give us the ability to tackle increasingly complex challenges for our customers.

•	Number two: Combining our respective asset bases will give us the opportunity to focus our capital expenditures and ensure full utilization of all of our assets in a global market.

•	Number three: While maintaining our investment in R&D, we can broaden the scope for new technological innovations that have made each of PGS and Veritas leaders in providing better solutions to our customers.

•	Four: Together we have the largest database in the world of modern 3D seismic data totaling over 400,000 square kilometers. Our customers will benefit from the integration of these data sets and making them available to them on a worldwide basis.

•	And lastly: Capitalizing on the synergies between the FPSO business and the seismic business. Seismic technology and our reservoir knowledge can help exploit reserves in and around marginal fields produced by FPSOs while the FPSOs provide more stable and predictable cash flow streams to offset the traditionally more volatile seismic business.

Let’s take a more detailed look at some of these combined geophysical assets:

The marine geophysical fleet of the new company will consist of:

•	Six Ramform Class, 12-streamer 3D vessels with capacity for up to 20 streamers

•	Three Viking Class, 8-streamer 3D vessels with capacity for up to 12 streamers

•	Nine other 3D vessels capable of pulling between 4 and 8 streamers

•	Three 2D vessels

•	And two seafloor seismic multi-component crews.

Together, that adds up to a deployment capability of more than 150 streamers.

We mentioned the 8,300 channels which will support 25 to 30 3D land crews. The combined land organization will add some geographic regions. Currently, our only common areas of operation are the U.S. and Alaska. PGS will add a presence in Mexico, Kazakhstan and Saudi Arabia, and Veritas will bring Canada, South America and Oman to the combination.

The expanded capabilities also include over 20 processing centers around the globe. With processing capabilities located near our customers, the combination will give us adequate and instant resources to support our broader contract and multi-client activities.

In summary, we believe strongly that this merger will have four basic results:

•	Firstly, a world class Geophysical Company

•	Secondly, a significant FPSO provider with growth opportunities

•	Thirdly, an industry-leading Production Company

•	And fourthly, a technology driven Reservoir Company.

And now, we’d be glad to take your questions.

Forward-Looking Information

This presentation contains forward-looking information and statements within the meaning of the Private Securities Litigation Act of 1995 concerning among other things, Petroleum Geo-Services ASA's and Veritas DGC Inc.'s prospects and development for their operations all of which are subject to certain risks, uncertainties and assumptions, including among other things, changes in market conditions in the oil and gas industry, prices of crude oil and natural gas, weather conditions, and the companies' ability to finalize contractual arrangements. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results could vary materially from those anticipated.

Petroleum Geo-Services ASA

Reidar Michaelsen, Chairman & CEO
Christopher Boswell, CFO

Veritas DGC Inc.

David Robson, Chairman & CEO
Matthew Fitzgerald, CFO

Agenda

- Strategic Rationale
- Transaction Overview
- Operational Review
- Financial Review

Strategic Rationale

- Broad basis of seismic assets
- Diversified seismic operations and markets
- Immediate EPS accretion and significant annual cost savings
- Enhanced financial position and flexibility
- Greater equity market liquidity
- Tax efficiency

This combination is positive news

Complementary Geophysical Assets

Marine	24 vessels
Land	83,000 channels
Data processing	27 centers
Data Library	400,0000 sq. kms 3D plus 60,000 km 2D
Seafloor seismic	2 crews
Reservoir	Significant expertise and software

A Global Presence

Current PGS and/or Veritas operating markets
FPSO and Production

Benefits of Strategic Combination

"The geophysical industry has too much capacity chasing too few opportunities. We will be the second largest integrated geophysical provider with an unparalleled ability to serve a global market place."

- Critical mass in all key geographical markets
- New, state-of-the-art assets minimize need for capital
- Optimize R&D and technology development
- Larger multi client library enhances sales opportunities/Spinnaker type transactions
- Broader/deeper combined management team

Consolidation Cost Savings

- Corporate
- Facilities
- Insurance
- Debt Costs
- Duplicate operations

Annual consolidation savings of at least $35 million.

Financial Benefits of Strategic Combination

- Immediately accretive to earnings and cash flow
- Steady cash flow from FPSO business
- Lower cost debt given expected investment grade rating
- Improved liquidity and increased financial flexibility
- More efficient tax planning

Transaction Overview

Exchange Ratio	Newly created holding company VTS exchanged 1 to 1; PGO 0.47 to 1
Ownership	PGS - 60% Veritas - 40%
Market Capitalization	Approximately $1.0 billion
Domicile	Cayman Islands
Board Representation	4 - PGS 4 - Veritas 2 - Independent and newly-elected
Tax Treatment	Taxable to PGS shareholders Non-taxable to Veritas U.S. shareholders
Expected Closing Date	Second quarter 2002

Transaction Overview

Headquarters	Houston, Texas
Board	Four each, two independent Chairman: Reidar Michaelsen Vice Chairman: Dave Robson
Co-CEOs:	Dave Robson and Reidar Michaelsen
Listing	New York Stock Exchange Toronto Stock Exchange Oslo Stock Exchange

Board and Executive structure

Board of Directors
10 seats
(4+4+2 Directors)
CEO Geophysical
Dave Robson
CEO FPSO & Prod
Reidar Michaelsen

A Merger of Equals Creating

A world class *Geophysical Company*

A significant *FPSO* provider

A technology driven *Reservoir Company*

The combined company will have the critical mass to take advance of the synergies between these businesses.

Combined Marine Assets

6 - Ramform Class 16 to 20 streamer 3D vessels

3 - Viking Class 8 to 12 long streamer 3D vessels

1 - 8 long streamer 3D vessel

4 - 6 streamer 3D vessels

4 - <6 streamer 3D vessels

2 - Single streamer 2D vessels

2 - Seafloor multi component crew

Total of over 170 streamer deployment capability

Combined Land Assets

- Worldwide presence with focus on higher margin longer-term contracts
- 83,000 channels of modern recording equipment
- Capacity to field up to 30 high tech 3D crews
- Synergy of equipment, markets and contracts

Combined Data Processing

25 data processing centers - currently 5 overlapping sites

Sun, HP, Linux cluster and IBM SP2 technology

Proprietary software

Flexible onboard processing capability

Combined Multi-Client Library assets

- 400,000 plus sq kilometers of 3D data
- 500,000 plus kilometers of 2D data
- Located in 14 highly prospective markets worldwide
- Significant portion of future earnings and cash flow
- Opportunities for further Spinnaker type transactions

Industry's largest and most geographically diverse multi-client library

Producing FPSO Assets

Petrojarl I

- Oil production on the Glitne field for Statoil started August 28
- Glitne contract with Statoil marks breakthrough into Norwegian leased FPSO market
- This represents the tenth successive contract for the vessel

Foinaven

- Foinaven vessel upgraded to 180,000 bbls/day
- Vessel producing in excess of 110,000 bbls/day
- Excellent performance continues through 2001

Varg

- Successful performance on Varg field
- Fixed rate contract continues through at least July 2002; short extension possible

Banff

- Vessel uptime has been 99% plus since restart on March 29
- Vessel problems are fixed

FPSO Operations Current Run Rate

	Annual Revenues	Annual EBITDA	EBITDA Margin
Foinhaven	135	96	71%
Petrojarl Varg	80	58	73%
Petrojarl 1	60	38	62%
Banff	62	21	34%

Strong Demand for FPSOs

140
120
100
80
60
40
20
0
24
32
47
57
70
75
90
99
110
123
1996
1997
1998
1999
2000
2001e
2002e
2003e
2004e
2005e

Source: The World Floating Production Report 2001-2005, Douglas-Westwood Limited

Production Services

- Process facilities, asset, and maintenance management
- Facilities engineering
- Information management systems
- Mature asset management

Currently contracted on over 26 installations primarily in the North Sea with over 2,900 employees!

Reservoir Services

- Approximately 220 explorationists as staff or consultants
- Visualization centers globally
- Proprietary software with RC2
- High-tech acquisition and processing for reservoir characterization

A broader based reservoir understanding to complement our customers' and our own opportunities

Diversified Operations

- A more stable and diversified revenue stream

By Source

Contract Seismic 34%
Production Services 33%
Multi-Client Seismic 33%

By Region

Asia Pacific 11%
Americas 37%
Europe 44%
Middle East/Africa 8%

Pro Forma Financial Performance

(dollars in millions)

Revenue

1,500
1,200
900
600
300
0
758
985
1,221
1,159
1,321
1,304
1996
1997
1998
1999
2000
LTM

EBITDA

800
600
400
200
0
527
664
675
603
633
1997
1998
1999
2000
LTM

Transaction expected to be immediately accretive to earnings and cash flow

PGS

Pro Forma Balance Sheet Strength

(dollars in millions)

VERITAS

	Pro Forma 9/30/01
Cash	$96
Total Debt	$2,244
Minority Interests & Preferred	327
Common Equity	1,872
Total Capitalization	$4,443
Total Debt/Total Capitalization	50.5%

Significant Free Cash Flow

- Improving geophysical market conditions
- Combined backlog is at all time high of $450 to $500 million
- All FPSO assets are in production and generating a significant steady cash flow stream

Summary

- Broad basis of seismic assets
- Diversified seismic operations and markets
- Immediate EPS accretion and significant annual cost savings
- Enhanced financial position and flexibility
- Greater equity market liquidity
- Tax efficiency